Filed Pursuant to Rule 424(b)(3)

Registration No. 333-256598

STRATEGIC STORAGE TRUST VI, INC.

SUPPLEMENT NO. 6 DATED AUGUST 7, 2024

TO THE PROSPECTUS DATED NOVEMBER 1, 2023

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust VI, Inc. dated November 1, 2023, Supplement No. 4 dated April 16, 2024 (which amended and superseded all prior supplements), and Supplement No. 5 dated May 17, 2024. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•
the status of our public offering;
•
our determination of an estimated net asset value per share and revised offering prices;
•
a revision to the cover page of our prospectus;
•
the addition of a new section of our prospectus titled “Calculation of Estimated Net Asset Value Per Share”;
•
an update regarding our debt;
•
updates to our risk factors;
•
an update regarding our share redemption program; and
•
our third quarter 2024 distribution authorization.

Our Offering

Pursuant to our private offering, which terminated on March 17, 2022, we sold approximately $107.8 million in Class P shares, or approximately 11.2 million Class P shares. On March 17, 2022, our public offering was declared effective for the offering of our Class A shares, Class T shares, and Class W shares. As of October 31, 2023, we ceased offering Class A shares, Class T shares, and Class W shares in our primary offering after receiving gross offering proceeds of approximately $87.9 million in our primary offering from the sale of such shares. On November 1, 2023, we commenced offering Class Y shares and Class Z shares at a price of $9.30 per share. As of August 5, 2024, we had sold approximately 2.7 million Class Y shares and 0.2 million Class Z shares for gross offering proceeds of approximately $27.1 million in our public offering from the sale of such shares. As of August 5, 2024, approximately $1.0 billion in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan. Our offering expires on March 17, 2025, unless extended by our board of directors under applicable law. We also reserve the right to terminate our public offering at any time.

Determination of an Estimated Net Asset Value Per Share and Revised Offering Prices

On August 7, 2024, our board of directors, at the recommendation of our nominating and corporate governance committee, unanimously approved and established our estimated net asset value per share (the “Estimated Per Share NAV”) for our Class P shares, Class A shares, Class T shares, Class W shares, Class Y shares, and Class Z shares of $10.00 based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of March 31, 2024. The Estimated Per Share NAV was based upon a valuation conducted by Kroll, LLC, a third party valuation and advisory firm, based on the methodologies and assumptions described further below. As a result of the calculation of the Estimated Per Share NAV, effective as of August 7, 2024, the offering price of Class Y shares is $10.00 per share and the offering price of Class Z shares is $10.00 per share. In addition, shares sold pursuant to our distribution reinvestment plan are sold at $10.00 per share for Class P shares, Class A shares, Class T shares, Class W shares, Class Y shares and Class Z shares, to be effective for distribution payments being paid beginning in August 2024. See “Calculation of Estimated Net Asset Value Per Share” below.

Revision to Cover Page of Prospectus

The table on the cover page of the prospectus is superseded in its entirety by the following, and all references to the offering prices, sales commissions, dealer manager fees, offering proceeds, and organization and offering expenses, and all amounts derived therefrom, throughout the prospectus shall be deemed to be updated to reflect the information contained in this table and accompanying footnotes:

		Less		Plus
	Price to Public	Sales Commissions*	Dealer Manager Fee*	Commissions and Fees Paid by Our Sponsor*	Net Proceeds (Before Expenses)
Primary Offering
Per Class Y Share	$10.00	$0.30	$0.30	$0.60	$10.00
Per Class Z Share	$10.00	$0.00	$0.00	$0.00	$10.00
Total Maximum (1)	$1,000,000,000	$24,000,000	$24,000,000	$48,000,000	$1,000,000,000
Distribution Reinvestment Plan
Per Class A Share, Class T Share, Class W Share, Class Y Share, and Class Z Share	$10.00	$—	$—	$—	$10.00
Total Maximum	$95,000,000	$—	$—	$—	$95,000,000

(1)

Approximately $79.8 million in Class A shares, Class T shares, and Class W shares were previously sold in this offering. Assumes $800.0 million in Class Y shares and $200.0 million in Class W shares are sold in this offering.

*

The maximum amount of sales commissions to be paid is 3% of the gross offering proceeds from the sale of Class Y shares in our primary offering. The maximum amount of dealer manager fees to be paid is 3% of the gross offering proceeds from the sale of Class Y shares in our primary offering. Our sponsor will be responsible for paying the sales commissions, dealer manager fees, and organizational and offering expenses related to the sale of our Class Y shares and the organizational and offering expenses related to the sale of our Class Z shares, without reimbursement by us. We will not use any of our offering proceeds to pay such expenses. See “Plan of Distribution.” We will also pay our dealer manager ongoing fees not shown in the table above, including (i) a monthly stockholder servicing fee for Class Y shares that will accrue daily in the amount of 1/365th of 1% of the purchase price per share of Class Y shares sold in our primary offering, and (ii) a monthly dealer manager servicing fee for Class Z shares that will accrue daily in the amount of 1/365th of 0.5% of the purchase price per share of Class Z shares sold in our primary offering. We will also continue to pay equivalent stockholder servicing fees and dealer manager servicing fees, respectively, with respect to Class T shares and Class W shares previously sold in this offering. In the aggregate, underwriting compensation from all sources, including the sales commission, dealer manager fees, stockholder servicing fees and dealer manager servicing fees will not exceed the 10% limitation on underwriting compensation imposed by FINRA.

Addition of “Calculation of Net Asset Value Per Share” Section to Our Prospectus

The following new section is hereby added to the prospectus immediately following the section titled “Estimated Use of Proceeds”:

CALCULATION OF ESTIMATED NET ASSET VALUE PER SHARE

Overview and Process

On August 7, 2024, our board of directors, at the recommendation of our nominating and corporate governance committee, unanimously approved and established our estimated net asset value per share (“Estimated Per Share NAV”) for our Class P shares, Class A shares, Class T shares, Class W shares, Class Y shares and Class Z shares of $10.00 based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of March 31, 2024 (the “Valuation Date”). We are providing this Estimated Per Share NAV to assist broker-dealers in connection with their obligations under applicable Financial Industry Regulatory Authority (“FINRA”) rules with respect to customer account statements and to assist fiduciaries in discharging their obligations under Employee Retirement Income Security Act (“ERISA”) reporting requirements. This valuation was performed in accordance with the provisions of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Investment Program Association (“IPA”) in April 2013 (the “IPA Guidelines”).

Our nominating and corporate governance committee, comprised of our two independent directors, was responsible for the oversight of the valuation process, including the review and approval of the valuation process and methodology used to determine the Estimated Per Share NAV, the consistency of the valuation methodology with real estate standards and practices, and the reasonableness of the assumptions used in the valuations and appraisals.

Our nominating and corporate governance committee approved the engagement of Kroll, LLC (“Kroll”), an independent third party real estate valuation and advisory firm, to provide valuation services for our assets and liabilities. In connection therewith, Kroll provided values for our one wholly owned development property (the “Development Property”), 24 wholly owned operational self storage properties (together with the Development Property, the “Real Estate Facilities”), and our five investments in joint ventures (together with the Real Estate Facilities, the “Appraised Properties”), as of March 31, 2024. Kroll also prepared a net asset value report (the “Kroll NAV Report”) which estimates the net asset value range per share of each of our Class P shares, Class A shares, Class T shares, Class W shares, Class Y shares and Class Z shares as of March 31, 2024. The Kroll NAV Report relied upon: (i) an appraisal report (the “Kroll Appraisal Report”) summarizing key information and assumptions and providing an appraised value range for the Appraised Properties; (ii) Kroll’s estimated fair market value of our secured mortgage debt and other debt outstanding; (iii) Kroll’s estimated value range of our unconsolidated joint ventures (the “Unconsolidated Joint Ventures”); and (iv) our estimate of the value of our cash, other assets, and liabilities, to calculate an estimated net asset value range per share of our common stock. The process for estimating the value of our assets and liabilities was performed in accordance with the provisions of the IPA Guidelines.

After considering all information provided, and based on our nominating and corporate governance committee's extensive knowledge of our assets and liabilities, our nominating and corporate governance committee concluded that the range in estimated net asset value per share of $7.45 to $11.00, as indicated in the Kroll NAV Report was reasonable and recommended to our board of directors that it adopt $10.00 as the Estimated Per Share NAV for our Class P shares, Class A shares, Class T shares, Class W shares, Class Y shares and Class Z shares. Our board of directors approved $10.00 as the Estimated Per Share NAV, which is slightly above the approximate mid-range per share value of $9.44 provided in the Kroll NAV Report. The determined Estimated Per Share NAV was based on a fully-diluted share count, but excluding the Series C Units. Our board of directors made this determination based upon its assessment of our portfolio, the growth remaining in various properties, and the estimated range of values provided in the Kroll NAV Report. Our board of directors unanimously agreed upon the Estimated Per Share NAV of $10.00 recommended by our nominating and corporate governance committee, which determination is ultimately and solely the responsibility of our board of directors. No Series C Units were converted to Class A Units as a result of this Estimated Per Share NAV being declared.

The table below sets forth the calculation of our estimated net asset value per share as of March 31, 2024:

March 31, 2024

Investment in Real Estate:
Real Estate Facilities (1)	$600,658,064
Investments in unconsolidated real estate ventures (2)	49,460,000
Total Market Value	650,118,064

Additional Assets:
Cash and cash equivalents	6,761,066
Restricted cash	13,363,686
Other assets, net	11,801,975
Debt - fair value adjustment	59,326
Total Assets	682,104,117

Liabilities:
Debt	284,470,578
Accounts payable and accrued liabilities	5,073,737
Distributions payable	9,284,486
Due to affiliates	4,294,741
Incentive Distribution	2,387,645
Total liabilities	305,511,187

Series B convertible preferred stock (3)	150,000,000

Net Asset Value (NAV)	$226,592,930

NAV Allocated to Class P Shares	117,235,622
Number of Outstanding Class P Shares (4)	11,719,673
NAV Per Share - Class P	$10.00

NAV Allocated to Class A Shares	33,632,987
Number of Outstanding Class A Shares (4)	3,362,183
NAV Per Share - Class A	$10.00

NAV Allocated to Class T Shares	53,163,156
Number of Outstanding Class T Shares	5,314,552
NAV Per Share - Class T	$10.00

NAV Allocated to Class W Shares	6,928,608
Number of Outstanding Class W Shares	692,631
NAV Per Share - Class W	$10.00

NAV Allocated to Class Y Shares	14,422,665
Number of Outstanding Class Y Shares	1,441,788
NAV Per Share - Class Y	$10.00

NAV Allocated to Class Z Shares	1,209,891
Number of Outstanding Class Z Shares	120,949
NAV Per Share - Class Z	$10.00

(1) Includes an adjustment of approximately $15.0 million or 2% above the approximate mid-range market value of the Appraised Properties provided by Kroll. This adjustment was based on an assessment by our board of directors of our portfolio, the growth remaining in various properties, and the estimated range of values provided by Kroll.

(2) Investments in unconsolidated real estate ventures are reflective of our 50% ownership in Canadian dollar-denominated developments, valued at the approximate mid-range market value of the Appraised Properties provided in the Kroll Appraisal Report converted at the applicable exchange rate as of March 31, 2024.

(3) The outstanding shares of our Series B Preferred Stock are convertible into shares of our Class A common stock on or after the third anniversary of the effective date (May 1, 2023) of the Series B Preferred Stock Purchase Agreement. Upon a liquidation, the holder of the Series B Preferred Stock would receive the greater of the Liquidation Amount up to the Conversion Value Limitation (as defined in the Series B Preferred Stock Purchase Agreement) or the amount that would have been payable upon conversion of the Series B Preferred Stock into shares of our Class A common stock. The conversion price as described in the Series B Preferred Stock Purchase Agreement for the Series B Preferred Stock is $11.00, so for purposes of this analysis, Kroll assumed the Series B Preferred Stock was redeemed based on the Liquidation Amount, as the conversion value would have been anti-dilutive.

(4) Includes outstanding units of limited partnership interest in our operating partnership and unvested restricted stock issued to our independent directors.

Methodology and Key Assumptions

In determining the Estimated Per Share NAV, our board of directors considered the recommendation of our nominating and corporate governance committee, the Kroll Appraisal Report and the Kroll NAV Report provided by Kroll, and information provided by us. Our goal in calculating the Estimated Per Share NAV is to arrive at a value that is reasonable and supportable using what our nominating and corporate governance committee and our board of directors each deems to be appropriate valuation methodologies and assumptions.

Real Estate Properties

We engaged Kroll to provide an appraisal, as of March 31, 2024, of our Appraised Properties. Kroll’s opinion of value used in calculating the estimated net asset value per share above is based on the individual asset values of each of the Appraised Properties in the portfolio on the valuation date in accordance with the IPA Guidelines. The appraisal was not intended to estimate or calculate our enterprise value. The appraisals were performed in accordance with the Uniform Standards of Professional Appraisal Practice, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation, as well as the requirements of the state where each real property is located. Each appraisal was reviewed, approved, and signed by an individual with the professional designation of MAI.

The scope of work by Kroll in performing the appraisal of the Appraised Properties included:

•
reviewing and relying upon data provided by us regarding the number of units, size, year built, construction quality, and construction type to understand the characteristics of the existing improvements and underlying land;
•
reviewing and relying upon data provided by us regarding rent rolls, lease rates and terms, real estate taxes, and operating expense data;
•
reviewing and relying upon balance sheet items provided by us, such as cash and other assets as well as debt and other liabilities;
•
reviewing and relying upon mortgage summaries and amortization schedules provided by us;
•
researching the market by means of publications and other resources to measure current market conditions, supply and demand factors, and growth patterns and their effect on the Appraised Properties;

•
utilizing the income capitalization approach as the primary indicator of value with support from an aggregation and review of sales comparables to test Kroll’s income appraisal for reasonableness; and
•
delivering a range of values with an approximate mid-range for each of the Appraised Properties, as well as the underlying assumptions used in the analysis, including capitalization rates, discount rates, growth rates, and others as appropriate.

The income capitalization approach is a valuation technique that provides an estimation of the value of an asset based on market expectations about the cash flows that an asset would generate over its remaining useful life. The income capitalization approach begins with an estimation of the annual cash flows a market participant would expect the subject asset to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then capitalized at an appropriate rate to derive an estimate of value (the “direct capitalization method”) or converted to their present value equivalent using a market-oriented discount rate appropriate for the risk of achieving the projected cash flows (the “discounted cash flow method”). In the discounted cash flow method, the present value of the estimated cash flows are then added to the present value equivalent of the residual value of the asset which is calculated based upon applying a terminal capitalization rate to the projected net operating income of the property at the end of the discrete projection period to arrive at an estimate of value. Kroll utilized the direct capitalization method for the Appraised Properties that were deemed stabilized and the discounted cash flow method for the Appraised Properties that were not deemed stabilized.

In utilizing the discounted cash flow method, Kroll estimated the value of the individual Appraised Properties primarily by using a multiple year discounted cash flow analysis. Kroll calculated the value of the individual Appraised Properties using our historical financial data and forecasts going forward, terminal capitalization rates and discount rates that fall within ranges Kroll believes would be used by similar investors to value each of the Appraised Properties. The capitalization rates and discount rates were calculated utilizing methodologies that adjust for market specific information and national trends in self storage. As a test of reasonableness, Kroll compared the metrics of the valuation of the Appraised Properties to current market activity of self storage properties.

The sales comparison approach is a valuation technique that provides an estimation of value based on what other purchasers and sellers in the market have agreed to as price for comparable improved properties. The valuation process is a comparison and correlation between the subject asset and other similar assets. Considerations such as time and condition of sale and terms of agreements are analyzed for comparable assets and are adjusted to arrive at an estimation of the fair value of the subject asset. Kroll did not conduct a full analysis using the sales comparison approach, but did aggregate and review sales comparables to test its income approaches for reasonableness.

We acquired the Real Estate Facilities for an aggregate purchase price of approximately $513.0 million (Canadian properties are translated based on the foreign exchange rate in effect as of March 31, 2024). As of March 31, 2024, the total appraised value of the Real Estate Facilities as calculated by us with respect to an Estimated Per Share NAV of $10.00, which is based on the valuation provided by Kroll, is approximately $600.7 million (Canadian properties are translated based on the foreign exchange rate in effect as of March 31, 2024). This represents an approximate 17.1% increase in the total value of the Real Estate Facilities over the aggregate purchase price.

The following summarizes the range of overall capitalization rates used by Kroll to arrive at the estimated market values of the Appraised Properties valued using the direct capitalization method:

Assumption	Range in values	Weighted Average Basis
Overall Capitalization Rate	4.00% to 5.25%	4.72%

The following summarizes the key assumptions that were used by Kroll to arrive at the estimated market value of the Appraised Properties valued using the discounted cash flow method:

Assumption	Range in values	Weighted Average Basis
Terminal Capitalization Rate	4.00% to 5.50%	4.90%
Discount Rate	5.40% to 7.50%	6.51%
Annual rent growth rate (market)	2.03% to 12.04%	6.40%
Annual expense growth rate	3%	3.00%
Holding period	1-7 Years	N/A

While we believe that Kroll’s assumptions and inputs are reasonable, a change in these assumptions and inputs would change the estimated value of the Appraised Properties. As provided in the Kroll Appraisal Report, the approximate mid-range market value of the Appraised Properties as of March 31, 2024 was approximately $635.1 million. Assuming all other factors remain unchanged, a decrease in the overall capitalization rate used for the properties valued using the direct capitalization method of 25 basis points, together with a decrease in the terminal capitalization rate and discount rate used for the properties valued using the discounted cash flow method of 25 basis points would increase the value of the Appraised Properties to approximately $687.8 million. Similarly, an increase in the overall capitalization rate used for the properties valued using the direct capitalization method of 25 basis points, together with an increase in the terminal capitalization rate and discount rate used for the properties valued using the discounted cash flow method of 25 basis points would decrease the value of the Appraised Properties to approximately $589.8 million.

Mortgage Debt

The estimated value of the aggregate mortgage debt was equal to the aggregate amount of all principal balances outstanding as of March 31, 2024. The fair value of the aggregate mortgage debt was determined by Kroll using a discounted cash flow analysis. The cash flows were based on the remaining loan terms, and on estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, and type of collateral. The value of the debt is calculated by comparing the contractual terms of the mortgage against market terms. Contractual cash flows are projected based on the mortgage terms. A market interest rate is estimated and used to discount the contractual cash flows to the valuation date. The resulting asset (below market) or liability (above market) is the value of the assumed debt as of the valuation date.

As of March 31, 2024, the fair value and aggregate amount of all principal balances outstanding of the mortgage debt were approximately $284.5 million and $284.4 million, respectively. Assuming all factors remain unchanged, a decrease in the market interest rates of 50 basis points would increase the fair value of the mortgage debt by approximately $0.1 million and an increase in the market interest rates of 50 basis points would decrease the fair value of the mortgage debt by approximately $0.1 million.

Other Assets and Liabilities

The carrying values of the majority of the other assets and liabilities were considered to equal their book value. Adjustments to exclude the GAAP basis carrying value of certain assets were made to other assets in accordance with the IPA Guidelines. Our liability related to stockholder servicing fees and dealer manager servicing fees has been valued using a liquidation value as of March 31, 2024. The estimated net asset value per share for the Class T shares and Class Y shares does not reflect any obligation to pay future stockholder servicing fees since such fees would cease upon liquidation. The estimated net asset value per share for the Class W shares and Class Z shares does not reflect any obligation to pay future dealer manager servicing fees since such fees would cease upon liquidation.

Special Limited Partnership - Incentive Distribution

The estimated value of the incentive distribution due to our advisor and its affiliates is based on 15% of the amount by which our net asset value plus distributions paid exceeds a return of stockholders’ capital plus a 6% cumulative, non-compounded, annual return to the stockholders. The Estimated Per Share Value calculated above reflects an incentive distribution to affiliates of approximately $2.4 million.

Limitations of Estimated Net Asset Value Per Share

FINRA rules provide no guidance on the methodology an issuer must use to determine its estimated net asset value per share. As with any valuation methodology, the methodology considered by our board of directors is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated net asset value per share, and these differences could be significant. Markets for real estate and real estate-related investments can fluctuate and values are expected to change in the future. The estimated net asset value per share does not represent the fair value of our assets less our liabilities according to GAAP nor does it represent a liquidation value of our assets and liabilities or the amount at which our shares of common stock would trade on a national securities exchange.

Accordingly, with respect to the estimated net asset value per share, we can give no assurance that:

(1)
a stockholder would be able to resell their shares at this Estimated Per Share NAV;
(2)
a stockholder would ultimately realize distributions per share equal to the Estimated Per Share NAV upon liquidation of the assets and settlement of the liabilities or a sale of the company;
(3)
our shares of common stock would trade at the Estimated Per Share NAV on a national securities exchange;
(4)
an independent third-party appraiser or other third-party valuation firm would agree with the Estimated Per Share NAV; or
(5)
the methodology used to determine the Estimated Per Share NAV will be in compliance with any future FINRA rules or ERISA reporting requirements.

Further, the Estimated Per Share NAV is based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of March 31, 2024. The Estimated Per Share NAV was based upon 22,651,776 shares of common equity or equivalent interests outstanding as of March 31, 2024, which was comprised of (i) 11,169,453 outstanding Class P shares, plus (ii) 3,362,183 outstanding Class A shares, plus (iii) 5,314,552 outstanding Class T shares, plus (iv) 692,631 outstanding Class W shares, plus (v) 1,441,788 outstanding Class Y shares, plus (vi) 120,949 outstanding Class Z shares, plus (vii) 550,220 outstanding units of limited partnership in our operating partnership, which units are exchangeable on a one-for-one basis into Class P shares, plus (viii) 5,250 unvested restricted Class A shares issued to our independent directors.

The value of our shares will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets, and in response to the real estate and finance markets. We currently anticipate publishing a new estimated net asset value per share on an annual basis.

Update Regarding Our Debt

Skymar Loan

As previously disclosed, on July 8, 2021, we, through an indirect, wholly-owned subsidiary of our operating partnership, entered into a loan agreement with Skymar Capital Corporation for approximately $4.8 million (the “Skymar Loan”). The Skymar Loan had a maturity date of August 1, 2024 and was secured by a deed of trust on the Las Vegas Property.

On August 1, 2024, the Skymar Loan was repaid in its entirety and terminated without fees or penalties.

SmartStop Bridge Loan

As previously disclosed, on June 15, 2023, in connection with the acquisition of a portfolio of six self storage facilities located in the Greater Toronto Area, Ontario, Canada and Hamilton, Ontario, Canada (the “Ontario Portfolio”), we, through a wholly-owned subsidiary of our operating partnership (the “Bridge Loan Borrower”), entered into a bridge loan agreement (the “SmartStop Bridge Loan Agreement”) with SmartStop OP for $15.0 million (the “SmartStop Bridge Loan”). The obligations of the Bridge Loan Borrower under the SmartStop Bridge Loan Agreement are unsecured. The proceeds of the SmartStop Bridge Loan were used to partially fund the acquisition of the Ontario Portfolio. On December 8, 2023, we exercised the option to extend the maturity date of the SmartStop Bridge Loan for an additional year, through December 31, 2024, and on January 1, 2024, the interest rate increased to the Secured Overnight Financing Rate plus 4.00%.

On June 28, 2024, we amended the SmartStop Bridge Loan to (i) increase the maximum borrowing capacity under the SmartStop Bridge Loan from $15.0 million to $25.0 million; and (ii) extend the maturity date by one year such that the SmartStop Bridge Loan will mature on December 31, 2025. On July 29, 2024, we drew approximately $8.0 million pursuant to the SmartStop Bridge Loan, which proceeds were used to partially repay the Skymar Loan. As of August 5, 2024 we had $2.0 million of available capacity on the SmartStop Bridge Loan.

Updates to Our Risk Factors

The risk factor captioned “This is a fixed price offering and the offering price for each class of our shares was arbitrarily determined and may not accurately represent the current value of our assets at any particular time. Therefore, the purchase price you pay for shares of our common stock may be higher than the value of our assets per share of our common stock at the time of your purchase,” and the risk factor with the caption beginning “We will be required to disclose an estimated value per share of our common stock prior to, or shortly after, the conclusion of this offering, and such estimated value per share may be lower than the purchase price you pay for shares of our common stock in this offering. The estimated value per share may not be an accurate reflection of the fair value of our assets and liabilities and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of our company” are hereby deleted in their entirety and replaced with the following:

We may only calculate the net asset value per share for our shares annually and, therefore, you may not be able to determine the net asset value of your shares on an ongoing basis during this offering.

On August 7, 2024, our board of directors approved an estimated net asset value per share for our Class P shares, Class A shares, Class T shares, Class W shares, Class Y shares, and Class Z shares of $10.00 as of March 31, 2024. Our board of directors approved this estimated net asset value per share pursuant to rules promulgated by FINRA, which, in our case, require us to disclose an estimated per share value of our shares based on a valuation no later than 150 days following the second anniversary of the date we commenced our public offering. When determining the estimated net asset value per share from and after 150 days following the second anniversary of the date we commenced our public offering and annually thereafter, there are currently no SEC, federal and state rules that establish requirements specifying the methodology to employ in determining an estimated net asset value per share; provided, however, that the determination of the estimated net asset value per share must be conducted by, or with the material assistance or confirmation of, a third-party valuation expert or service and must be derived from a methodology that conforms to standard industry practice.

We intend to use this estimated per share value of our shares until the next net asset valuation approved by our board of directors, which we are required to approve at least annually. We may not calculate the net asset value per share for our shares more than annually. Therefore, you may not be able to determine the net asset value of your shares on an ongoing basis during this offering. See “Investment by Tax-Exempt Entities and ERISA Considerations — Annual Valuation Requirement.”

In determining our estimated net asset value per share, we primarily relied upon a valuation of our portfolio of properties as of March 31, 2024. Valuations and appraisals of our properties are estimates of fair value and may not necessarily correspond to realizable value upon the sale of such properties, therefore our estimated net asset value per share may not reflect the amount that would be realized upon a sale of each of our properties. For a discussion of the valuation of our properties by an independent third party appraiser and the valuation methodologies employed, please see “Calculation of Estimated Net Asset Value Per Share.” Because the price you will pay for shares in this offering is primarily based on the estimated net asset value per share, you may pay more than realizable value when you purchase your shares or receive less than realizable value for your investment when you sell your shares.

The offering price of our shares may not be indicative of the price at which our shares would trade if they were actively traded, and our estimated net asset value per share may not be an accurate reflection of the fair value of our assets and liabilities and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of our company

Our board of directors determined the offering price of our shares based upon a number of factors but primarily based on the estimated per share value of our shares determined by our board of directors. There are no established criteria for valuing issued or outstanding shares of companies like us. Therefore, our offering price may not be indicative of either the price at which our shares would trade if they were listed on a national exchange or actively traded by brokers or of the proceeds that a stockholder would receive if we were liquidated or dissolved and the proceeds were distributed to our stockholders.

Our current share price is primarily based on our estimated net asset value per share, which was based on an estimate of the value of our properties — consisting principally of illiquid commercial real estate — as of March 31, 2024. As a result, our share price may not reflect the precise amount that might be paid to for your shares in a market transaction. For a discussion of the valuation of our properties by an independent third party appraiser and the valuation methodologies employed, please see “Calculation of Estimated Net Asset Value Per Share.”

The risk factor captioned “If we breach covenants under our loans, we could be held in default under such loans, which could accelerate our repayment date and materially adversely affect the value of our stockholders’ investment in us” is hereby deleted in its entirety and replaced with the following:

If we breach covenants under our loans, we could be held in default under such loans, which could accelerate our repayment date and materially adversely affect the value of our stockholders’ investment in us.

Certain of our loans are secured by first mortgages on some of our properties, and other loans are secured by pledges of equity interests in the entities that own certain of our properties. Such loans also impose a number of financial or other covenant requirements on us. If we should breach certain of those financial or other covenant requirements, or otherwise default on such loans or notes, then the respective lenders could accelerate our repayment dates. If we do not have sufficient cash to repay the applicable loan at that time, such lenders could foreclose on the property securing the applicable loan or take control of the pledged collateral, as the case may be. Such foreclosure could result in a material loss for us and would adversely affect the value of our stockholders’ investment in us.

Update to Our Share Redemption Program

Pursuant to our share redemption program, the redemption price per share will depend on the class of shares purchased and whether such shares were purchased in our private offering or in our public offering, among other factors. For Class A shares, Class T shares, Class W shares, Class Y shares, and Class Z shares, our share redemption program states that, following the determination of our first net asset value per share, the redemption price per share will be equal to 93% of the most recently published estimated net asset value of the applicable share class. In connection with the determination of the Estimated Per Share NAV described above, the redemption price under the SRP is equal to 93% of the Estimated Per Share NAV of $10.00 for Class A shares, Class T shares, Class W shares and Class Z shares, effective beginning with redemption requests submitted during the third quarter of 2024, which will be redeemed at the end of October 2024. For the Class P shares, the redemption price per share will continue to depend on the length of time such shares have been held, as described further in our prospectus.

Third Quarter 2024 Distribution Authorization

On June 26, 2024, our board of directors declared a daily distribution rate of approximately $0.001693 per day per share on the outstanding shares of common stock payable to Class A, Class T, Class W, Class P, Class Y and Class Z stockholders of record of such shares as shown on our books at the close of business on each day of the period commencing on July 1, 2024 and ending September 30, 2024. In connection with this distribution, for the stockholders of Class T and Class Y shares, after the stockholder servicing fee is paid, approximately $0.001439 per day will be paid per Class T and Class Y share and for the stockholders of Class W and Class Z shares, after the dealer manager servicing fee is paid, approximately $0.001566 per day will be paid per Class W and Class Z share. Such distributions payable to each stockholder of record during a month will be paid the following month.